EXHIBIT 99.1

Allied Gold Announces Filing and Mailing of Management Information Circular in Connection with the Proposed Arrangement with Zijin Gold International

TORONTO, March 09, 2026 (GLOBE NEWSWIRE) -- Allied Gold Corporation (“Allied Gold” or the “Company”) (TSX: AAUC, NYSE: AAUC) is pleased to announce that it has filed and mailed its management information circular (the “Circular”) and related proxy materials (the “Meeting Materials”) for the special meeting of shareholders of Allied Gold (the “Meeting”) to be held in connection with the proposed plan of arrangement (the “Arrangement”) between the Company and Zijin Gold International Company Limited (“Zijin Gold”), as previously announced on January 26, 2026. The Meeting Materials have been filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and are also available on the Company’s website at www.alliedgold.com.

The Arrangement

Under the terms of the Arrangement, Zijin Gold will acquire, subject to the favourable vote of shareholders relating to the Arrangement, all of the issued and outstanding common shares of Allied Gold from the shareholders of the Company for cash consideration of C$44.00 per share to be paid to shareholders, by way of a statutory plan of arrangement under the Business Corporations Act (Ontario).

The Arrangement is expected to close by late April 2026, subject to shareholder approval and customary closing conditions, including certain regulatory approvals.

Benefits of the Arrangement

  Immediate and significant premium of approximately 27% to the 30-day volume-weighted average share price on the TSX prior to the announcement of the transaction.
  Consideration represents an all-time high for Common Share price.
  All-cash offer that is not subject to a financing condition and that provides shareholders with immediate liquidity, crystallizing significant and certain value amid extreme volatility in gold prices, and reducing exposure to broader market volatility.
  Strong deal certainty with a highly credible and leading global mining company as purchaser with the financial resources necessary to complete the Arrangement and a demonstrated track record of completed transactions in Canadian capital markets.
  Offer eliminates current and potential risks associated with development and expansion of Allied’s near term and longer term development and mining assets

Board Recommendation

The board of directors of Allied Gold (the “Board”), based in part on the recommendation of a special committee of independent directors of the Board (the “Special Committee”) and the fairness opinion that the Special Committee and the Board received from Scotia Capital Inc., unanimously determined that the Arrangement is fair to the shareholders and is in the best interests of the Company.

The Board unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.

The Arrangement is the culmination of a comprehensive strategic review process undertaken by the Board. The Board and the Special Committee, in unanimously determining that the Arrangement is fair and reasonable to the Shareholders and is in the best interests of the Company, and the Board in making its recommendation to shareholders, considered and relied upon a number of factors and reasons as detailed in the Circular.

Voting Support Agreements

As part of the Arrangement, directors and officers of Allied Gold representing approximately 15.4% of the issued and outstanding Allied Gold shares have signed voting support agreements, pursuant to which they have agreed, among other things, to vote their Allied Gold shares in favour of the Arrangement.

The Meeting

The Meeting will be held in person on Tuesday, March 31, 2026 at 11:00 a.m. (Toronto time) at St. Andrew’s Lounge, 27th Floor, 150 King Street West, Toronto, Ontario, M5H 1J9.

Only shareholders of record at the close of business on February 23, 2026 are eligible to vote their common shares in person or by proxy at the Meeting.

At the Meeting, shareholders will be asked to consider and vote upon a resolution to approve the Arrangement. The Arrangement resolution is subject to the approval of 66⅔% of votes cast by shareholders present in person or represented by proxy at the Meeting, and a simple majority of the votes cast at the Meeting by disinterested shareholders, excluding in respect of 16,585,404 common shares held by directors and officers of the Company as of the record date in accordance with applicable regulatory requirements.

Your vote is important regardless of the number of common shares you own. As a shareholder, it is very important that you carefully read the Meeting Materials and vote your shares.

Shareholders may vote online, by telephone, by mail, or by any other method listed in the form of proxy or voting instruction form included with the Meeting Materials. The Meeting Materials have been mailed to shareholders in accordance with applicable corporate and securities laws and the interim order of the Ontario Superior Court of Justice (Commercial List) dated February 25, 2026.

To ensure that your common shares will be represented at the Meeting, you should carefully follow the voting instructions provided in the Meeting Materials. The deadline for receipt of proxies is 11:00 a.m. (Toronto time) on March 27, 2026, or at least two days (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting. Non-registered Shareholders will need to submit their voting instructions prior to that time in accordance with the instructions received from their brokers or other intermediaries.

For Shareholder Questions

If you have any questions or need additional information regarding the voting of your common shares, you should contact your financial, legal, tax or other professional advisor, or contact Allied’s strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, by calling or texting “INFO” to 1-877-452-7184 (toll free in North America), at 1-416-304-0211 (outside of North America), or by e-mail at assistance@laurelhill.com.

About Allied Gold

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment, operating a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and a proven track record of creating value, Allied Gold is progressing through exploration, construction, and operational enhancements to become a mid-tier, next-generation gold producer in Africa, and ultimately, a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3 Canada
Email: ir@alliedgold.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information in connection with the Arrangement, including the anticipated benefits of the Arrangement and the closing of the Arrangement, and the Meeting and the scheduled timing thereof. Forward-looking statements are characterized by words such as “plan”, “expect”, “target”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could" occur. Forward-looking information included in this press release includes, without limitation, statements with respect to the benefits of the Arrangement to the Company’s shareholders the anticipated timing for closing the Arrangement, the anticipated date of the Meeting. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include risks associated with Allied Gold’s ability to complete the Arrangement on the timeline anticipated, or at all, including the risk that all closing conditions to completion of the Arrangement are not satisfied or waived on a timely basis or at all and the failure of the Arrangement to close for any other reason; the risk that a consent or authorization that may be required for the Arrangement is not obtained or is obtained subject to conditions that are not anticipated; the response of business partners and retention as a result of the pendency of the Arrangement; potential volatility in the price of the Allied Gold shares prior to closing of the Arrangement; and the diversion of management time on Arrangement-related issues; the state of the financial markets; fluctuating price of gold; risks relating to the exploration, development and operation of the Company’s mineral properties, including but not limited to unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form for the year ended December 31, 2024, which is available at www.sedarplus.ca and Allied Gold’s most recent annual report on Form 40-F filed with the United States Securities and Exchange Commission available at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's plans in connection with holding the Meeting for shareholders to approve the completion of the Arrangement and may not be appropriate for other purposes.